SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
Corporate Taxpayer's ID (CNPJ/MF)
#00.108.786/0001-65
Corporate Registry ID (NIRE) #35.300.177.240
Publicly-Held Company
Rua Verbo Divino nº 1.356 – 1º andar , São Paulo-SP

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

The shareholders of NET Serviços de Comunicação S.A. (“Company”) are called to meet at the Extraordinary General Meeting to be held on February 4, 2005, at 11:00 am, at the Company’s headquarters located at Rua Verbo Divino, 1356, 1º andar, in the city of São Paulo, State of São Paulo, to deliberate on the following AGENDA: (a) to approve the fourth public issuance of the Company’s debentures, not convertible into shares, with real and unsecured guarantee (“Debentures”); (b) to delegate powers to the Company’s Board of Directors in order to (1) rectify and deliberate on all the terms and conditions of the Debentures, not under the exclusive incumbency of the General Meeting, by force of the Company’s By-Laws or any applicable rule, inclusive to rectify and deliberate on the issues mentioned in the items VI to VIII of the Article 59 of the Law 6,404, dated December 15, 1976, and further amendments (“LSA”), and any other amendments requested by the Securities and Exchange Commission of Brazil (“CVM”); and (2) cancel the non-placed Debentures in the first (1st) and second (2nd) series of the fourth public issuance of the Company’s Debentures; (c) to authorize the Company’s management to take the necessary measures to implement and carry out all the acts and documents necessary for the registration of the Debentures issuance with CVM; (d) to approve the creation of real guarantees in favor of the titleholders of securities issued by the Company (“Multicanal Notes”) and by Net Sul Comunicações Ltda. (“Net Sul Notes”, and, jointly with “Multicanal Notes”, “Notes”) overseas, Debentures and titleholders of securities, acknowledgment of indebtedness instruments and bilateral loan agreements to be entered into under the scope of the Company’s financial restructuring, as well as the approval for the execution of bilateral loan agreements and acknowledgment of indebtedness instruments for the purposes of the referred restructuring; (e) to define the Company’s favorable vote and of its direct and indirect subsidiaries in general meetings and shareholders’ meetings related to the granting of surety and real guarantees to the titleholders of acknowledgment of indebtedness instruments and securities to be issued under the scope of the Company’s financial restructuring; (f) to ratify the approval of the Company’s capital increase deliberated in the Board of Directors’ Meeting (“RCA”), held on November 3, 2004, in all its terms and conditions, as well as to ratify the deliberations of RCA held on December 21, 2004, referring to (i) the execution of acknowledgment of indebtedness instruments, loan agreements, promissory notes, Notes and/or other documents to be entered into under the scope of the Company’s financial restructuring; and (ii) the increase in the number of shares to be subscribed and paid-up by the managers taking part in the Company’s financial restructuring; (g) to approve the ratification of suspensive conditions deliberated in the Company’s RCA held on November 3, 2004, with respect to the referred capital increase; (h) to delegate powers to the Board of Directors to promote any and all alteration to be necessary under suspensive conditions set forth at the Company’s RCA held on November 3, 2004, for the realization of the capital increase under consideration; and (i) to re-ratify the deliberations on the Company’s Stock Option Plan and its respective exercise, inclusive referring to the examination of the Company’s capital stock, with the resulting amendment to the Article 5 of the Company’s By-Laws.

The shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchanges intending to participate in this Meeting shall submit a statement issued forty-eight (48) hours before the Meeting, containing their respective shareholding provided by the custody agency.

São Paulo, January 19, 2005

Roberto Irineu Marinho – Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.